FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange regarding the resignation of Enrique Locutura as Chief Executive Officer and the hiring of Antonio Gomis Sáez as new C.E.O.

Item 1

Buenos Aires, August 31st, 2007

Messrs.

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.: New Chief Executive

We inform you that The Board of Directors, has considered and decided, at its meeting held on August 31st, 2007, to accept the resignation submitted by Mr. Enrique Locutura Director of the class D shares and Chief Executive Officer due to his return to Madrid, Spain in order to assume new responsibilities within the Repsol Group.

Additionally, we inform you that in the same meeting, The Board of Directors had designated Mr. Antonio Gomis Sáez as Chief Executive Officer of YPF S.A.

Sincerely yours,

by YPF S.A.

Walter Cristian Forwood

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 4, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer